MAXIM GROUP LLC

300 Park Avenue, 16th Floor

New York, New York 10022

January 12, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Signing Day Sports, Inc. Registration Statement on Form S-1, as amended File No. 333-292569

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 9:00 a.m., Eastern Time, on Tuesday, January 13, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated January 12, 2026 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. If you require any additional information with respect to this letter, please contact M. Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Larry Glassberg
Larry Glassberg
Co-Head of Investment Banking

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP